

May 19, 2011

Mr. John G. Robertson
President and CEO
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re:** **Reg Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2010**
> **File No. 000-24342**

Dear Mr. Robertson:

We have read your supplemental response letter dated April 26, 2011, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2010

Notes to Consolidated Financial Statements, page 5

Note 4. Common Stock, page 15

1.  We note your response to comment 1 in our letter dated April 7, 2011. Please reconcile for us your statement that the options vest according to the vesting schedule in your response with your statement that no specific service period is required for the options to vest and tell us how you determined that the exercise of vested options qualifies as a performance condition. In this regard, we note that per ASC 718-10-20, a share-based payment award becomes vested at the date that the employee's right to receive or retain shares, other instruments, or cash under the award is no longer contingent on satisfaction of either a service condition or a performance condition, and that a performance condition relates to both an employee's rendering service for a specified (either explicitly or implicitly) period of time and achieving a specified performance target that is defined solely by reference to the employer's own operations (or activities). In your response,

please clarify whether the remaining options are exercisable if the recipient terminates employment prior to exercising the first 25% of the options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Daniel L. Gordon
Branch Chief